Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

MTFG SEC File No. 1-10277

MTFG

Mitsubishi Tokyo Financial Group

Investor Meeting

December 3, 2004

This document contains forward-looking statements in regard to forecasts, targets, plans etc. of Mitsubishi Tokyo Financial Group (MTFG) and its group companies. These forward-looking statements are based on information currently available to MTFG and are stated here on the basis of the outlook at the time that this document was produced. In addition, in producing these statements certain assumptions (premises) have been utilized. These statements and assumptions (premises) are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a large number of risks and uncertainties. Please see our latest Annual Report and other public filings for additional information regarding such risks and uncertainties.

In addition, information in regard to companies and others etc. outside MTFG or the Group that is recorded in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by MTFG and cannot be guaranteed.

Figures used in this report are defined as follows:

Consolidated : MTFG Consolidated.

Sum of the 2 banks : Sum of the non-consolidated figures for BTM and MTB on a simple combined basis.

Agenda

Overview

Outline of FY04 H1 results

FY2004 Interim results

Gross Profit (Consolidated)

Expenses (Consolidated)

Net Operating Profit (Consolidated)

Deposit and Lending Income

Fees & Commissions

NPLs 1 (Sum of the 2 banks)

NPLs 2 (Sum of the 2 banks)

Securities Gains and Losses/Equity Portfolio

Mitsubishi Securities

UnionBanCal Corporation

FY 2004 Earning Targets

Integration with UFJ group

Aims of Management Integration

Expanding Business Opportunity through Management Integration

Examples of Expanding Business Opportunity

Segment Strategy — Retail 1, 2

Segment Strategy — Corporate 1, 2

Segment Strategy — Trust assets 1, 2

Effective Use of Resources

Review Domestic and Overseas Network and New Channel Strategy 1, 2

New group — Management Structure

Business Management Platform of New Group (BSC/ISO) 1, 2

New group — Shared Personnel Platform

Business Tie-ups: Launched and under Consideration

Reference:Status of Key Products and Services

Reference

Overview

Outline of FY 04 H1 Results

MTFG

- **Continuing shift in profit structure**
  - **Decline in treasury income, etc. led to decline in net business profit but customer business made strong progress (Share of core business profit increased from 54% to 64%)**
- **Strong balance sheet maintained**
  - **Increase in NPLs but declining trend intact**
  - **Credit related expenses broadly in line with May forecast**
  - **BIS capital ratio maintained at around 11% after capital injection to UFJ Bank and investment in ACOM**

Integration with UFJ Group

New aspiration

Become one of global top 5 financial institutions by market cap by end of FY2008

(Yen bn)

		FY 2003 H1	FY 2004 H1	Change
1	Net business profit*1	417.8	388.9	(28.9)
2	Net gains (losses) on equity securities	(9.0)	(4.7)	4.3
3	Ordinary income	273.4	310.3	36.8
4	Net special gains	234.9	17.5	(217.3)
5	Interim net income	301.8	171.6	(130.1)
6	Core businesses net profit (%of total)	234.0 (54%)	266.4 (64%)	32.4 +10 points
7	Credit related costs*2 (sum of 2 banks)	92.8	(50.1)	(143.0)
8	Credit related costs *2 (consolidated)	63.2	(56.3)	(119.6)

		End March 2004	End Sept 2004	Change
9	NPL ratio (sum of two banks)	2.93%	3.28%	0.34 points
10	Equity holdings/Tier 1 ratio*3	72.12%	62.80%	(9.31) points
11	BIS Capital ratio	12.95%	10.92% (provisional)	(2.02) points

*1 Before credit costs for trust accounts and provision for formula allowance for loan losses

*2 Including gain on reversal of provisions

*3 Sum of equity and foreign equity within Other marketable securities (Consolidated: Acquisition price basis)

5

FY2004 Interim Results

Gross Profit (consolidated)

Gross profit declined mainly due to decline in treasury income (-¥ 19.0 bn from FY03 H1), which was partly offset by an increase in fees and commissions (+¥46.3 bn)

(Yen bn)

Fiscal 03 H1

Fiscal 04 H1

Change

% of total

% of total

% change

1 Gross profit (Cons.)*1 907.3 100.0% 888.2 100.0% (19.0) (2.1%)

2 Interest income*2 552.3 60.8% 528.4 59.4% (23.8) (4.3%)

3 Commissions * 3 221.5 24.4% 267.8 30.1% 46.3 20.9%

4 Special & Other *4 133.5 14.7% 91.9 10.3% (41.6) (31.1%)

(Yen bn)

Fiscal 03 H1

Fiscal 04 H1

Change

% of total

% of total

% change

5 Gross profit (Cons.) * 1 907.3 100.0% 888.2 100.0% (19.0) (2.1%)

6 BTM 467.4 51.5% 471.0 53.0% 3.6 0.7%

7 MTBC 178.6 19.6% 157.3 17.7% (21.3) (11.9%)

8 (Sum of the 2 banks) 646.0 71.1% 628.3 70.7% (17.6) (2.7%)

9 Mitsubishi Securities 60.6 6.6% 54.6 6.1% (6.0) (9.9%)

10 UNBC 133.2 14.6% 130.5 14.7% (2.6) (2.0%)

11 Other *5 67.4 7.4% 74.8 8.4% 7.3 10.8%

*1 Before trust account write-offs.

*2 Lending income+Fees from loan trusts and jointly-managed trusts.

*3 Transaction fees + Trust fees (excluding loan trusts and jointly-managed trusts).

*4 Profit from special transactions etc. + Other business profit.

*5 Including gross profits of consolidated subsidiaries of MTFG other than BTM, MTBC, Mitsubishi Securities and UNBC, and consolidation adjustment.

Gross profit by segment

(Yen bn)

1,000

800

600

400

200

0

FY02 H1

FY03 H1

FY04 H1

Special & *4

Fees & Commisions *3

Lending income*2

Gross profit by company

(Yen bn)

1,000

800

600

400

200

0

FY02 H1

FY03 H1

FY04 H1

Other

UNBC

Mitsubishi Securities *

MTBC

BTM

*6 Mitsubishi Securities FY 2002 H1 figures comprise the April-August 2002 figures for the former Tokyo-Mitsubishi Securities and the former Tokyo-Mitsubishi Personal Securities and the September 2002 figures for Mitsubishi Securities.

Expenses (consolidated)

MTFG

- **Consolidated expenses increased ¥9.8 bn from FY03 H1**
- **Expense ratio increased by 2.3 percentage points to 56.2%**
- **Expenses decreased by ¥1.9 bn based on sum of the 2 banks basis despite increases in deposit insurance payments and depreciation**

(¥ bn)

		FY 03 H1		FY 04 H1		Change	
			% of total*1		% of total*1		% change
1	Consolidated expenses	489.5	53.9%	499.3	56.2%	9.8	2.0%
2	BTM	232.3	49.7%	237.6	50.4%	5.2	2.2%
3	MTBC	77.3	43.2%	70.1	44.5%	(7.2)	(9.3%)
4	Sum of the 2 banks	309.6	47.9%	307.7	48.9%	(1.9)	(0.6%)
5	Of which personnel expenses	120.8	-	114.3	-	(6.5)	(5.3%)
6	Of which non-personnel expenses	173.5	-	176.8	-	3.2	1.8%
7	- Of which depreciation	36.4	-	38.7	-	2.2	6.2%
8	- Of which insurance deposit payments	20.9	-	22.0	-	1.1	5.4%
9	Mitsubishi Securities	43.6	71.9%	45.3	83.1%	1.7	4.0%
10	UNBC	79.7	59.8%	81.2	62.2%	1.5	1.9%
11	Other *2	56.5	-	65.0	-	8.4	15.0%

*1 Expenses ÷ consolidated gross profit before credit costs for trust accounts

*2 Including expenses of consolidated subsidiaries of MTFG other than BTM, MTB, Mitsubishi Securities and UNBC, and consolidation adjustment.

Breakdown of expenses (exc. taxes)
(sum of the 2 banks)



(Yen bn)
350
300
250
200
150
100
50
0
129.6
120.1
18.9
34.1
120.8
116.2
20.9
36.4
114.3
116.1
22.0
38.7
2002 H1
2003 H1
2004 H1
Depreciation
Deposit insurance
Others
Personnel expenses

8

Consolidated Net Operating Profit

Strong growth in core net business profits *1

Ratio to total net business profit rose to 64%

* 1 Net operating profits —————-Consolidated business profits before consolidation adjustments(managerial accounts basis; excludes only dividends from subsidiaries) Core net operating profits——— Net operating profits for the three business segments (retail, corporate and trust assets)

Consolidated net operating profit

(¥ bn)

500 400 300 200 100 0

Total 427.7 bn

193.7

(UNBC 56.7 Treasury 179.2)

39.0

195.2 Core 234.0 bn

Trust assets (2)

Total 414.7 bn

Treasury, UNBC*1 etc 148.3 (UNBC (*1) 64.5 Treasury 129.0)

Retail 61.1 Corporate 202.7 Core 266.4 bn Trust assets 2.6 2003 H1 2004 H1

Core net operating profits Total net operating profits = 54% 64%

Profit drivers for each business segment

<Retail>

Increase in sales of equity investment trusts (BTM+MTB + Mitsubishi Securities) Sales amount approx. ¥440 bn (+15% from FY03 H1)

Increase in sales of individual annuity insurance (BTM+MTB + Mitsubishi Securities) Sales amount approx. ¥274 bn (+140% from FY03 H1)

<Corporate>

Increase in average lending volume*2 for SMEs (BTM) +¥300bn from FY03 H1

Increase in revenues from investment banking business for customer derivatives

<Trust assets>

Increase in investment trust under management

Approx.¥1.7tn as of end Sept.04(+50% from end of Sept.03)

Increase in asset balance under administration

Approx. ¥101tn (+16% from end of Sept.03)

*1 Including ¥13.9 bn profit of special items such as sale of UNBC’s merchant card business

*2 Average lending volume by BTM (administered through Commercial Banking

Business Unit) for creditworthy corporates with annual sales being less than ¥3bn

Deposit and Lending Income

Deposits and lending income declined by¥4.7bn from FY03 H1 (Sum of the 2 banks ¥Management accounts basis)

Mainly due to decline in income from ‘Close watch or below’ category loans (-¥8.7bn). Income from loans to domestic creditworthy borrowers increased by ¥2.5 bn from FY03 H1

Maintained growth in average lending balance to creditworthy domestic borrowers. In particular, new lending products sales to SMEs steadily grew its and lending income

(Sum of the 2 banks¥

[GRAPHIC APPEARS HERE]

Fees and Commissions

Strong growth in fees and commissions. Increased by ¥26.6 billion (+23.8%) from FY03 H1

(sum of the 2 banks, Management accounts base)

Investment trust (+ ¥9.0bn)/Individual annuity insurance sales (+ ¥7.5 bn), particularly strong

Fee income ratio (consolidated/financial accounting basis) recorded 30.1%, increased by

5.7 percentage points from FY03 H1

Fees and commissions (sum of the 2 banks/Management accounts basis)

(¥ bn)

140 120 100 80 60 40 20 0

FY02 H1

FY03 H1

FY04 H1

Total ¥100.5 bn

13.5 35.1 3.5 15.3 32.9

Total ¥111.3 bn

14.0

30.4

11.6

18.9

36.5

Total ¥138.0

18.5

34.9

20.7

26.4

37.5

Forex fees, etc.

Trust and asset management and administration

Investment trusts/annuities

Investment banking

Domestic service fees

Key points of FY04 H1 results Key

Investment trusts, Investment annuities

Strong growth in sales of equity investment trusts and individual annuity insurances with its commissions increased (investment trust +¥1.7bn, Insurance +¥7.3bn)

Investment banking

Syndicated loans +¥5bn, Bond issuance +¥1.1bn, both strong

Trusts, Asset management and administration

Real estate +¥1.8bn, Securities transfer agency +¥1.6bn etc. strong

NPLs 1 (sum of the 2 banks)

NPL ratio rose to 3.28% caused by a downgrade of a few large borrowers

NPL ratio expected to decline to between 2 and 3% by end of FY04 H2

Credit related expenses in line with May forecast

Amount and ratio of NPLs disclosed under the Financial Revitalization Law *1

¥ bn

(%)

3,000

2,500

2,000

1,500

1,000

500

0

Achieved the target of halving NPL ratio

5.34%

3.84%

2.93%

3.28%

Expected to decline to 2-3% by end of FY04 H2

End Mar 03

End Sep 03

End Mar 04

End Sep 04

Claims on bankrupt or virtually bankrupt borrowers

Claims under high risk

Claims under close observation

NPL ratio

6.00

5.00

4.00

3.00

2.00

1.00

0.00

Credit related expenses FY04 H1 *1

(¥ bn)

231.3

Formula allowance for loan losses

Reversal gain

Loss on disposal,etc.

Specific allowance for loan losses

223.9

57.5

Expense realized

Credit-related expenses (net)

50.1

In line with May forecast

-50 -100 -150 -200 -250 -300 300 250 200 150 100 50 0

*1 Figures are the sum of the 2 banks basis.

NPLs 2 (sum of the 2 banks)

In FY04 H1, there was a significant shift from the “Claims under close observation” category to the “Claims under high risk and below” category caused by downgrade of a few large borrowers

FY03- H1 NPL shift by debtor category

( ¥ bn)

-1,000 -800 -600 -400 -200 0 200 400 600 800 1,000

Close observation

collection, etc.

High risk or below

Decrease

collection, etc.

Increase

Total

Write off and sale, etc.

collection, etc .

Category up to creditworthy and close watch

Category down from creditworthy and close watch

FY04 H1- NPL shift by debtor category

(¥ bn)

-1,000 -800 -600 -400 -200 0 200 400 600 800 1,000

Close observation

High risk or below collection,etc.

Total

Write off and sale, etc.

Category up to creditworthy and close watch

Category down from creditworthy and close watch

Change in

NRL category

High risk or below close observation

Close observation High risk or below

Decrease in NPLs

Category up to creditworthy and close watch

Increase in NPLs

Category down from creditworthy and close watch

The above two chart shows the rounded amounts of the claim under close observation and the claims under high risk or below, which are different from the ones disclosed under the Financial Revitalization Law.

Securities Gains and Losses/ Equity Portfolio

Net unrealized gains on “Other marketable securities” ¥705.7bn

Ratio of Equity holdings to Tier 1 capital down to approx. 62% (consolidated acquisition cost basis)

Other marketable securities - gains/losses *1 (Cons.)

(¥ bn)

Acquisition cost Balance Sheet amount End September 2004

Appraisal gain/loss

Compared End Mar 04 Appraisal Gain Appraisal loss

Equities 2,508.0 3,142.6 634.6 (150.6) 744.2 109.6

Bonds 20,192.1 20,216.2 24.1 20.7 45.4 21.3

Other 7,642.7 7,689.7 46.9 (111.8) 100.0 53.0

Total 30,342.8 31,048.5 705.7 (241.8) 889.7 184.0

*1 Market value on last day of period

Maturities of Japanese government, foreign bonds *2

(¥ bn)

Japanese End Mar 04 55.5% 37.3% 5.6% 1.6% 100.0%

Government End Sep 04 59.2% 31.9% 7.4% 1.4% 100.0%

Bonds Change 3.7% (5.3%) 1.8% (0.2%) -

Foreign End Mar 04 16.1% 66.9% 6.9% 10.0% 100.0%

Bonds End Sep 04 8.0% 62.2% 15.5% 14.2% 100.0%

Change (8.1%) (4.7%) 8.6% 4.2% -

*2 Bonds with a redemption date & bonds intended to be held to maturity in ‘Other marketable securities’

*3 For JGB’s with maturities 10 years or longer, floating rate JGBs excluded.

Reduction in equity holdings *4

Reduced to within Tier 1 capital

Approx.62 % of Tier1

(¥ tn)

4.5 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0

End March 03

End Sep. 03

End March 04

End Sep. 04

Equity holdings

Tier 1

*4 Total of Japanese and overseas equities for which a market price is available in ‘Other marketable securities’ (Consolidated purchase cost basis).

Mitsubishi Securities

Strong increase in commissions but trading income declined

(Yen bn)

FY 03 H1 FY 04 H1

Change

Operating revenue 67.7 67.3 (0.4)

Net Operating Revenue*1 65.5 59.7 (0.5)

Sales and general expenses 48.8 50.9 2.0

Operating income 16.7 8.8 (7.9)

Ordinary income 17.9 10.7 (7.2)

Net income 20.5 11.4 (9.1)

*1 Net Operating Revenue =Operating revenue – Financial cost

Breakdown of operating revenue and Net income (Consolidated)

(¥ bn)

80 70 60 50 40 30 20 10 0

FY03 H1

FY04 H1

Financial income

Trading income

Commissions

Operating revenue

Operating income

Net income

: FY 04 H1 : Key points

Commissions up strongly: + approx. 44% from FY03 H1

Equity commissions +¥5.2 bn (up 43%)

Underwriting/Sales fees increased by ¥1.8 bn (up 47%) as large mandates won

Placement/Selling fees increased sharply on sales of investment trusts +¥1.4bn (up 52%)

Other fees and commissions +¥3.6bn (up 45%) as a result of strong performance in M&A and securitization

Trading income decreased by approx. 41% from FY03 H1

UnionBanCal Corporation

Increase in demand deposit account has lowered funding costs,

Growth in lending and retail fee income has contributed to stable profit growth

Large reduction in NPAs resulted in reversal of NPA reserves

(US$ mn)

FY 03 H1 FY 04 H1

Change

Gross profit 1,166 *1,344 177

Operating expenses 693 749 55

Net business profit 473 594 121

Addition to reserves 55 (15) (70)

Net income 280 388 108

NPAs 379 183 (195)

* Including US$128 mn profit of special items such as sale of UNBC’s merchant card business

Income growth

(US$ million)

1,400 1,200 1,000 800 600 400 200 0

Fee and commissions

Interest income

FY02 H1

FY03 H1

FY04 H1

Gross profit

Net business profit

Net income

FY04 H1: Key points

Lower funding costs, Lending and fee business strong

Demand deposit A/C balance: $19.9bn (+15.6% on FY03 H1)

Overall cost of funds : 0.44% (-0.2 pts on FY03 H1)

Commercial lending balance : $9.2bn (+4.7% on end FY03 )

Home loans outstanding : $8.2bn (+10.2% on end FY03 )

Non-interest income : $540m (+39.4% on FY03 H1)

Major decline in NPAs

(-51.5% from FY03 H1)

(Reserves/NPAs 272%)

: $180m

: $500m

Non performing assets NPA reserves

Trend in NPAs and Reserves

(US$ million)

800 700 600 500 400 300 200 100 0

150%

147%

272%

FY02 H1

FY03 H1

FY04 H1

(Reserves/NPA ratio)

NPAs

Reserves

FY2004 Earnings Targets

MTFG

Ordinary income (loss)

Net income (loss)

Dividend on common stock per share(Yen)

FY 2004 Target (Yen bn)

Consolidated Non-consolidated

640.0 206.0

340.0 206.0

6,000

FY 2003 (Yen bn)

Consolidated Non-consolidated

578.3 64.4

560.8 64.4

6,000

(Reference)

Bank of Tokyo-Mitsubishi

Net business profit*

Ordinary income (loss)

Net income (loss)

FY 2004 Target (Yen bn)

Consolidated Non-consolidated

- 500.0

525.0 380.0

275.0 210.0

FY 2003 (Yen bn)

Consolidated Non-consolidated

612.0 466.8

446.5 290.2

429.2 359.7

*Before provision for formula allowance for loan losses

Mitsubishi Trust

Net business profit*

Ordinary income (loss)

Net income (loss)

FY 2004 Target (Yen bn)

Consolidated Non-consolidated

- 165.0

125.0 120.0

65.0 65.0

FY 2003 (Yen bn)

Consolidated Non-consolidated

188.4 188.0

147.4 138.5

130.2 122,7

*Before credit costs for trust accounts and provision for formula allowance for loan losses

Integration with UFJ Group

Aim of Management Integration

Establish strong customer base and network through management integration with UFJ

Aim to increase revenues and maximize shareholder value by offering attractive product / service mix through the three core integrated business groups

MTFG

Bank

Trust

Securities

Earning Drivers

Retail

Housing Mortgage Loans Investment Trusts Individual Annuity Insurance Foreign Currency Deposits Comprehensive Card Consumer Loans

Corporate

Loans for SMEs Syndicated Loans

Investment banking, Trust Businesses Derivatives Cash Settlement

Trust Asset

Investment Trust

(Asset Management/Asset Administration)

Expanding investment product line up Pension consulting services

Customer base & Network

Retail

High net worth Asset building

Mass retail

Corporate

Blue chip

SMEs

Overseas

Tokyo Metropolitan district

Central Japan Region (Chubu)

Western Japan Region (Kansai)

UFJ

Expanding Business Opportunity through Management Integration

Increase revenue by providing enhanced product/service and by expanding customer/transaction base

Trend toward deregulation further facilitates integrated strategy for bank, trust and securities businesses

Product/Service capabilities

Increase revenue by introducing innovative products/services by fully utilizing resources generated by management integration, such as additional IT/systems investment and human resources

MTFG UFJ

Strong product line up

Global network

UFJ MTFG

Convenient direct banking and ATM network

Promote integrated strategy of bank, trust and securities businesses

Targeting further revenue increase by taking advantage of deregulation such as regulatory permission for banks participating in securities brokerage business, capital market intermediary business and amendment of the Trust Business Act.

Revenue opportunity prior to Management Integration

MTFG UFJ

Strong foundation of high net worth customers

Large corporates/overseas business base

UFJ MTFG

Central/Western Japan customer base

Mass retail/SME business base

Customer/business base

Examples of Expanding Business Opportunity

Combine the strengths of each group to drastically expand business opportunities

Maximize shareholder value while enhancing customer convenience

Retail

Corporate

Business area

Sales of investment products

Consumer Finance

Housing mortgage Loans

SME transactions

Large company

transaction

MTFG’s strengths

Strong product line up such as “Premiere”

Strategic and capital alliance with Acom

Innovative services including BTM-VISA Card

Strong sales capabilities at offices offering

campaigned products and other successful products

Preeminent global network

Advanced GCMS

Diverse products, including

TKC strategic management

loans, asset backed loans and credit

derivative loans

Equipped with banking, trust banking and

scurities functions of both groups +MTFG’s

solid and global full line functions

UFJ’s strengths

Strong retail customer base in Central and Western Japan

Leading financial group in the credit card industry

Tie-ups with reputable housing developers

Extensive experience and solid SME customer base

Expanded business opportunity

Expansion of customer base for high return products

Provide high quality consumer finance product and services

Strengthen sales at branch offices in Central and Western Japan

Strengthen sales in Tokyo Metropolitan District through tie-ups with housing developers

Supporting the Japanese customers of UFJ in their overseas expansion

Share UFJ’s business know-how

Offering MTFG’s products designed for SMEs to UFJ’s financially sound SME Customers

Expanding business with financially sound, large corporate customers of both groups

Segment Strategy – Retail 1

MTFG

- **Strong business foundation - New group will have approx. 40 million customers, retail deposits of approx. ¥66 trillion**

Strength of the New Group

1.Scale merit and strong complimentary feature

✓Diverse and solid customer base ranging from mass retail to high net worth segment

✓Highly complimentary business and networks

・Geographically balanced network (ex. Less overlapping branch networks in Central and Western Japan regions)

・UFJ : Strength in mass retail segment and ATM network
MTFG : Strength in high net worth segment, foreign currency deposits and individual annuity insurance

・Strength in housing mortgage loans
UFJ : Tie-ups with housing developers
MTFG: Campaign products

2.Full line financial service provided by integrated bank, trust bank and securities company
----"Integrated Business Group System"

3.Develop global business by utilizing overseas network
ex) UBOC, Manulife, etc.

4.Cutting-edge services focusing on the security of customer transactions
ex) IC card, Biometric recognition system, etc.

5.Strengthening support function for promoting wide range of consumer finance business
(card business, consumer finance, credit company, etc.)

6.New products, services and business alliances
Actively enter into a unprecedented alliances

No. of customers and customers assets By customer segment

Segment by customer assets with MTFG/UFJ	Number of customers (million)	Total retail deposits of new group (tn)
"High net worth" (¥10 m+)	Approx. 2 Tokyo Metropolitan District 1.0 Central Japan Region 0.3 Western Japan Region 0.5	Approx. 40tn
"Asset formation" (¥0.5m+)	Approx. 10 Tokyo Metropolitan District 5.0 Central Japan Region 2.0 Western Japan Region 2.5	Approx. 25tn
"Mass retail" (up to ¥0.5m)	Approx 30 Tokyo Metropolitan District 15.0 Central Japan Region 5.0 Western Japan Region 7.0	Approx. 1～2tn

(Note.) Total amount of the 4 banks on a simple combined basis (2 commercial banks and 2 trust banks)

21

Segment Strategy – Retail 2

Seek to maximize shareholder value and customer satisfaction by providing highest quality domestic and overseas products/services in Japan

New group’s retail strategy - Vision

Maximize shareholder value

Maximize profit and maintain strong Balance sheet

Enhance business efficiency (net profit/person; expense ratio)

Deliver highest quality products and services to a geographically balanced, sophisticated customer base

Leverage strengths in credit cards and consumer finance to expand revenue generated from the consumer finance business

Utilize the preeminent global network to develop global business

Achieve highest level of customer satisfaction

Enhance customer satisfaction by providing quality service to increase the number of frequent user customers

Branch layout, products, services responding to customer needs

Easy access after business hours/on weekends

Cutting-edge services such as “Comprehensive Card” that are quick, easy to use and convenient

Deliver full line financial services that include banking, trust and securities and global operations

Promote education focused on ‘People’ and ‘Educating people’ at Retail Academy

Encourage thoughtfulness and care “Encourage everyone to actively participate in business development”

Social contribution/Responsibility

Establish Advisory Committee

Contribute a portion of net business profit to society (after repaying public funds)

Contribute to education on asset formation

Launch consumer education program to prevent ‘excessive borrowing’

Compliance

Establish world-class compliance framework

Compliance framework responding to Information Security/Personal data protection Law (including ISO certification)

Segment Strategy- Corporate 1

Implement specified strategy for each customer/ business segment to maximize the strengths of both groups

Create synergies, and build new business model

Core competence of the new group

Total financial service capabilities

Full line of “bank, trust, securities, and global” functions

Business/service function

Domestic and foreign network regionally balanced and balanced in Scale

Overseas

Leading global network among Japanese banks Strong business base in Asia

Customer base

Outstanding customer base across all customer segments

Market leader

Highest market share in virtually all business areas

IT development capability

Enable convenient and user-friendly domestic and overseas settlement services

Build new business model

Banks’ participation in

Securities brokerage business,

capital market intermediary business,

Corporate rehabilitation business,

Principal investment,

Business succession,

Small business card…

MTFG

Generate integration synergies

UFJ

Strategic business areas

Increase loans to SME businesses

Strengthen business in Asia

Domestic and foreign settlement business

EB, Web products, global CMS

Investment banking business

Syndicated loans, derivatives

Trust business

Securities agency business, real estate

Securities business

Strengthen equity business, M&A, Equity trading business

Segment Strategy- Corporate 2

Integrate banking/ trust/ securities / global operations - provide top quality service and innovative products worldwide

Maintain preeminent position - No. 1 in domestic corporate business + No. 1 in overseas business for Japanese companies

Large

[Of which, MTFG serves as lead position] Non-clients clients

Large companies

Contribution to clients to increase corporate value by providing full line financial solutions

Multi-line business model

(Industry finance model/ Market-type indirect finance model/ Combined Banking, Securities model/ Risk intermediation model)

Approx. 4,000 companies. 75 % are clients, of which 30% MTFG holds main bank position

Further developing relationship with existing clients is vital

Mid-sized

[Of which, MTFG serves as lead position ]clients Non-clients

Mid-sized companies

Promote main bank relationship with major clients

Develop detailed regional strategy

Multi-faceted support for diverse client needs

(derivatives/small scale securitization/business succession/IPOs/domestic & overseas alliances/business matching/domestic, foreign settlement as major line)

Overseas

Leverage global network to deliver comprehensive financial solutions

(Support companies overseas development, trade finance, BRICs/Expand in Eastern Europe and other emerging markets, business with European and US multinationals)

Approx. 45,000 companies, approx 50% are clients of which 20% MTFG holds main bank position

Further developing relationship with existing clients and developing undeveloped regional market is vital

SMEs

(Of which, MTFG serves as lead position) clients

Non-clients

SMEs

Build effective and efficient business model

Develop new markets to achieve major expansion of client base

(Strengthen face-to-face and direct channels/Strengthen alliances/ Improve model screening/ Increase non-interest income)

Approx. 1.6m companies, 16% are clients, of which 8% MTFG holds main bank position

Developing undeveloped market where a lot

of non-clients exist=major opportunity to expand

Segment Strategy- Trust Assets 1

Generate profits by utilizing dominant market share and combining two group’s know-how in management integration

Create a virtuous circle of “economies of scale” and “improved product/service quality”

Strengths of MTFG

Business base:

Tokyo metropolitan areas

Customer base:

Corporate pension funds, Bank affiliated investment trust companies

Functions: custody services (domestic and overseas), administrative system consulting (pension funds)

Management integration

Overwhelming scale

Assets under management totaling approx. ¥34 trillion

Assets under administration totaling approx. ¥130 trillion

Integration and sophistication of know-how

Strengths of UFJ

Business base:

Central and west Japan

Customer base:

Multi-company employees pension fund, Security company affiliated investment trust companies

Functions: General managing services for pension funds

Further expansion of scale and improvement in profitability

<Pension funds/securities>

Development of high return products, enhancement of products <Investment trusts> Establishment of brand name, expand sales channel and enhance support function

·Improve quality of products

and services

·Improve price competitiveness

·Respond to new regulations

·Develop computer systems

Solidify top rank position

in the market

Realize further efficiency while maintaining dominant market share

Increased efficiencies to enable further investment in product/service quality improvement

Segment Strategy- Trust Assets 2

MTFG

- Provide full line service of asset management and asset administration by fully utilizing group capacity
- Provide pension fund, securities, investment trust and custody customers with sophisticated products and meticulous service

A full line of management services for corporate and retail assets

Asset management | **Asset administration** | **Consulting, etc.**

Pension fund customers*
balance of approx. ¥22 trillion

Defined Benefits
- Products oriented: Increase ratio of active-type management products (=high fees)
- Plans oriented : Promote packaged service of asset management and administration mainly consisting of balanced-type investment,
- Internet communications: Utilize the Internet to promote remote sales structure

Defined contrib.
- Corporate: Expand portfolio management and asset administration amount with high level consulting capability
- Personal : Tap into the large customer base of the group by utilizing expanded customer base

Securities customers*
balance of approx. ¥24 trillion

- Public funds/mutual pensions: Make proposals that meet the customer structure (Example: Customize innovative pension products)
- Financial institutions: Propose management products which correspond to the risk tolerance level of the customer (Example: Expand private placement of investment trusts)
- Corporations: Tie up with the corporate divisions and investigate their needs (Example: Special funds/treasury stock trusts, etc.)

Consulting for pension structure and portfolio management
Wealth management services

Investment trust* customers
Balance of managed assets approx. ¥4 trillion
Balance of administered assets approx. ¥23 trillion

Retail
- Establish brand and reinforce sales support;
- Strengthen partnership with retail divisions

Corporate
- Enhance line up of products by developing new products;
- Strengthen partnership with corporate divisions

Investment trust companies
- Increase the amount of investment trusts based on advanced asset administration services provided by MTBJ

Custody customers
Balance of approx. ¥60 trillion

- Expansion of the domestic and global custody business
- Insourcing of securities administration from financial institutions

*Of the asset management and administration of securities, pension fund management and administration is classified as "Pension fund customers", Investment trust management and administration is classified as "Investment trust customers", while other management and administration such as Securities investment trust (ex. Independently operated designated money trusts) is classified as "Securities customers"

26

Effective Use of Resources

MTFG

- Realize groupwide rationalization benefits of approx. ¥200-250 bn per annum through consolidation of domestic and overseas branch network
- Raising efficiency in personnel usage, operations and systems

1. Review domestic and overseas branches network and introduce new channel strategy
- Integrate overlapping branches in Japan and overseas to raise efficiency
- New channel strategy to improve customer convenience

2. Effective use of human resources
- Reduce/reallocate groupwide staff by approx. 10,000 by streamlining headquarters and back offices
- Allocate resources into key strategic areas such as retail / SME businesses /Investment banking / Asset management

3. Enhance efficiency in operations and systems
- Create common platform for system and operation
- Reduce system invest and operational costs through management integration

Aim to realize rationalization benefits of approx. ¥200-250 billion per annum

Improve customer satisfaction by effective use of resources

Maximize Shareholder value

27

Review Domestic and Overseas Network and New Channel Strategy 1

MTFG

- **Respond to the diverse needs of customers, and organize a highly convenient network of branches, ATMs and direct channels which can be accessed "whenever" and "wherever"**



Network of new group (End of Sept 04)
In general, overlapping locations are planned to be merged of the integration date
UBOC (301 locations)
Currently studying whether to merge or abolish the overlapping locations (mostly in the metropolitan area, approx. 200 retail/90 corporate)
Enhance direct channels by utilizing IT
Throughout 24 hours
Overseas
Over 40 countries
408 locations
(Including 301 locations of UBOC)
Domestic
Convenience store ATM Approx.16,000 locations
Non-branch ATM Approx.2,100 locations
Further develop Convenience store ATM
Central Japan
Retail : 170 branches
Corporate : 75 locations
East Japan
Retail : 475 branches
Corporate : 185 locations
Develop branches focused on consulting or Plus-type branches
Throughout world
West Japan
Retail : 267 branches
Corporate : 123 locations
Including Tokyo Metropolitan
Retail:450 Branches
Corporte:170 locations
Further develop UFJ24
Asia · Oceania : 55 locations
Europe · Middle East, etc. : 26 locations
Americas : 26 locations
UBOC : 301 locations
Establish outlets focused on handling transactions for large corporations
Develop outlets focused on mid to small-sized companies in areas where there is currently no presence
※ The number of overseas branches are the sum of banks, trust banks and UBOC
※ Number of domestic branches are the sum of banks, trust banks and securities companies

28

Review Domestic and Overseas Network and New Channel Strategy 2

Raise efficiency by consolidating overlapping branches while maintaining and enhancing customer convenience

Actively develop new channel strategy to improve customer convenience

Current situation*

Retail branches (912)

Non-branch ATMs (Approx 2,100 locations)

Corporate offices (Domestic 385) (Overseas 107)

Outline of efficiency measures

Considering integration of overlapping branches (approx. 200 total) mainly in Tokyo area (almost no overlap in Chubu) z

Domestic: Considering integration of overlapping branches (approx.90 total) mainly in Tokyo area

Overseas: In principle, integrate all overlapping branches by integration date

New channel strategy to raise customer convenience

Progressive development of UFJ24

Accelerate shift to Plaza branch- deliver ‘one stop’ comprehensive financial services (targeting at about 100 plazas utilizing agency system)

Develop new channels to meet needs of each customer segment

Develop convenience store ATMs and direct banking functions

Consider corporate business offices in areas where major companies concentrated (Large company transactions), such as Tokyo, Osaka and Nagoya

Consider special SME business offices in areas where no representative office exists (SME transactions)

*Branch numbers include banking, trust banking and securities operations as of end of Sept. 2004

New Group - Management Structure

Introduce “integrated business group system” to the new group in order to smoothly promote integrated group strategy (Will provide flexible financial services with regional characteristics taken into consideration)

Establish strong internal control system such as CSA (Control Self Assessment) based upon COSO framework, which is appropriate for global top 5 financial institution

Full compliance with the U.S. Sarbanes-Oxley Act and risk management system as a NYSE listed company

Integrated business group system

New bank

New trust bank

New Securities Company

Retail

Corporate

Trust assets

Close cooperation

Corporate staff

Corporate Planning

Financial Planning

Accounting

Corporate Communications/IR

General affairs/Secretariat

Corporate Risk Management

Risk management framework

Credit risk

Market risk

Operational risk

Information security

Compliance

Compliance framework

Internal audit framework

Assess effectiveness of internal control

Implementation of a strong internal control system in compliance with COSO framework (Establish strong internal control system such as CSA )

Business Management Platform of New Group (BSC/ISO) 1

For purposes of adequately promoting a group-wide strategy, implementing internal controls for the world’s largest comprehensive financial group based on assets, and improving customer service, the new group will enhance its management controls to a higher level, and introduce a business management platform (BSC/ISO) that can be commonly used by all companies in the group

Introduction of BSC (Balanced Score Card)

Establish balanced management goals

Reinforce the strategy to all group employees, and promote an understanding of the strategy

Clearly define the roles of organizations and individuals, and conduct fair and equal evaluations linked to the roles

Continuously improve performance through the PDCA cycle

Adopt advanced business management controls suitable for a global top 5 company synergy effect

Introduction of management improvement measures that utilize ISO, etc.

Continuously improve quality of service toward the customer (customer focus), and promote the improvement of operations

Implement best practices based on the PDCA cycle, and promote organizational learning

Conduct objective evaluations and verifications by obtaining and maintaining ISO certification

Maintain and improve service quality as the organization expands

Business management platform that will steadily enhance customer satisfaction and shareholder value

Business Management Platform of New Group (BSC/ISO) 2

Reflect ISO improvement processes and feedback from customers to concrete BSC Strategic measures

BSC=Business management based on corporate strategy (Business management based on strategic map and success indicators)

Plan :

Formulate and communicate strategic goals

Do :

Execute strategy and confirm results

Act :

Pursue/Revise strategy

Check :

Verify indicators of success and appropriateness of strategy

ISO=Improve management quality from the customers viewpoint

PDCA cycle originates from customers and sales force

Customer feedback

Monitor achievement of a number of BSC success indicators to further enhance management quality and effectiveness

New group– Shared Personnel Platform

Create a common personnel platform to implement integrated business strategy

Establish brand new corporate culture for the new group through harmonization of former two groups’ corporate culture

1. Personnel Structure with the emphasis on achievement and professionalism

2. Infrastructure of intra-group personnel exchanges

Reform personnel appraisal and evaluation infrastructure of each group company

Shared personnel platform

3. Sharing of group’s targets and links between individual performance evaluation

Use BSC to share group strategic targets and link to appraisal of each individuals performance

4. Personnel training and evaluation in line with group’s corporate philosophy

Foster a new corporate culture by reflecting group corporate philosophy in personnel training and appraisal

Business Tie-ups: Launched and under Consideration

Enacting and considering a wide range of business tie-ups ahead of integration to raise shareholder value by rapidly realizing integration benefits, while rapidly delivering integration benefits to customers

Retail business

Open access to ATMs & CDs of both groups in October (no charges for cash withdrawal)

Starting with investment annuity product Premiere (end December 2004) then Global REIT Open, etc.: Mutual sales of other members’ top products

Extend UFJ’s internet/mobilephone inquiry service for waiting times at branches/ATMs to BTM branches

Personnel exchange, joint seminars, Considering other measures such as joint training at Retail Academy

Corporate business

MTFG co-hosted UFJ Business Forum in Osaka for the first time (November)

Indian Investment Seminar, Vietnam Investment Seminar and further joint seminars on overseas topics (from November)

Support for UFJ customers’ overseas expansion in regions where UFJ not present; Cooperate in leasing and securitization business in the Americas

Tie-up for information exchange in real estate brokerage business

Joint development of new products for SMEs; Planning broad ranging tie-ups in Investment banking: Bond placements; Syndicated loans etc./Overseas business/ Securities business

Trust assets business

Jointly proposed various products to pension funds, and combined the two groups’ know-how concerning pension fund consulting

Sales by both groups of private placement investment trusts offered by investment trust companies in MTFG group

Plan to jointly host seminars on “pension systems,” “treasury stock trusts,” etc.

Reference: Status of Key Retail Products and Services 1

Key retail products and services (End of March 2004) ¥ 100 million

MTFG UFJ New group SMBC Mizuho FG

Balance of loans to individuals 83,454 109,599 (1)193,053 138,759 123,356

Year on year growth 6,003 7,132 (1)13,135 2,100 5,131

Retail deposits 334,023 267,543 (1)601,566 316,318 304,653

Year on year growth 12,379 1,719 (1)14,098 4,216 1,637

Retail foreign currency

9,441 5,375 (1)14,816 5,713 N.A

deposits

Cumulative sales of

3,609 2,540 (1)6,149 4,829 N.A

investment annuities

Balance of investment trusts 13,872 10,163 (1)24,035 20,057 12,145

Year on year growth 4,917 1,744 (1)6,661 3,308 3,135

Note: Figures are the sum of the 2 banks of MTFG and UFJ on a non-consolidated basis(excluding securities companies). Figures for other companies are derived from each companies’ disclosed materials such as Disclosure Report and IR materials. Investment trust balances are sourced from Kinyuuzaiseijijo magazine.

Figures with circle means ranking among Japanese financial institutions as of the end of March 2004

Testamentary trusts/Real estate commissions (End of March 2004 and FY2003)

(No./ ¥100 million)

MTBC UFJ Trust New group Sumitomo Trust Mizuho Trust

Number of testamentary trusts

8,626 5,423 (1)14,049 1,953 4,877

(with execution)

Real estate commissions 220 145 364 N.A N.A

Note: Real estate commissions are on a management accounts basis. Including housing sales subsidiaries. Figures for other companies are sourced from the Nikkei Financial Daily.

Reference: Status of Key Products and Services 2

MTFG

Corporate customers after integration (image) (End of August 2004)

(Unit: 1,000 companies)

Revenue	BTM+UFJ		Sumitomo Mitsui		Mizuho	
	Number	% of total	Number	% of total	Number	% of total
¥100 bn +	1.3	0.5%	1.1	0.5%	1.3	0.6%
¥10 bn - ¥100 bn	9.7	3.4%	7.8	3.5%	9.0	4.4%
¥3 bn - ¥10 bn	18.5	6.5%	14.2	6.4%	15.8	7.7%
Up to ¥3 bn	255.3	89.7%	199.8	89.7%	177.8	87.2%
Total	284.8	100.0%	222.9	100.0%	203.8	100.0%
Publicly listed companies	3.1	1.1%	2.5	1.1%	3.0	1.5%

Note: Based on data from Teikoku Data Bank Cosmos II

Comparison of loan balances on a consolidated basis/mid to small-sized business loan balances (End of September 2004)

(Unit: Trillion yen)

	MTFG+UFJ	SMFG	Mizuho FG
Loan balance on a consolidated basis	87.1	55.4	64.2
Mid to small-sized business loan balances *	26.8	20.9	25.4

- Mid to small-sized loan balances are based on IR presentation materials for each company, and is the sum of bank accounts and trust accounts, excluding consumer loan balances. MTFG refers to Bank of Tokyo-Mitsubishi + Mitsubishi Trust Bank, UFJ refers to UFJ Bank + UFJ Trust + certain subsidiary companies, SMFG refers solely to the Sumitomo Mitsui Bank on a non-consolidated basis, and Mizuho FG refers to Mizuho Bank + Mizuho Corporate Bank + Mizuho Trust + certain special subsidiaries established for rehabilitation purposes.

36

Reference: Status of Key Products and Services 3

Pension Trusts, Securities Trusts, and other trust products

(Asset balances at end of March 2004)

MTBC UFJ trust Total Rank

Pension trusts 78,187 47,822 126,008 No. 1

Specified money trusts

71,140 20,199 91,339 No. 1

for pension

Independently operated

71,204 38,442 109,646 No. 1

designated money trusts

Fund trusts 2,243 1,142 3,385 No. 1

Specified money trusts 40,903 18,733 59,636 No. 1

Investment trusts 95,273 125,821 221,094 No. 1

Note: Welfare pension fund and defined benefit pension fund in market value, others in book value

Source: Estimates from each trust bank.

Appendix

Financial Highlights（P/L）

(in billions of yen)

		Six months ended September 30, 2003 (A)	Six months ended September 30, 2004 (B)	(B) - (A)
1	Gross profits	898.9	885.9	(12.9)
2	Net interest income	533.1	506.5	(26.5)
3	Trust fees	36.4	46.1	9.6
4	Credit costs for trust accounts	(8.4)	(2.3)	6.0
5	Net fees and commissions	195.8	241.3	45.5
6	Net trading profits	72.0	50.2	(21.7)
7	Net other business income	61.5	41.7	(19.8)
8	Net gains on foreign exchange transactions	45.5	36.1	(9.4)
9	Net gains (losses) on debt securities	(2.7)	27.8	30.5
10	Net gains (losses) on derivatives (total of the two Banks)	25.7	(33.0)	(58.8)
11	General and administrative expenses	489.5	499.3	9.8
12	Personnel expenses (total of the two Banks)	120.8	114.3	(6.5)
13	Non-personnel expenses (total of the two Banks)	173.5	176.8	3.2
14	Taxes (total of the two Banks)	15.2	16.5	1.2
15	Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	417.8	388.9	(28.9)
16	Provision for formula allowance for loan losses	[119.0]	[237.4]	[118.4]
17	Net business profits	409.3	386.5	(22.8)
18	Net non-recurring gains (losses)	(135.9)	(76.2)	59.6
19	Credit related costs	(91.8)	(65.4)	26.4
20	Losses on loan charge-offs	(49.8)	(28.5)	21.2
21	Provision for specific allowance for loan losses	[40.3]	[(227.0)]	[(267.3)]
22	Provision for allowance for loans to specific foreign borro	[4.1]	[0.8]	[(3.3)]
23	Losses on sales of loans to the Resolution and Collection Corporation	(13.8)	(0.8)	13.0
24	Other credit related costs	(28.1)	(35.9)	(7.7)
25	Net losses on equity securities	(9.0)	(4.7)	4.3
26	Gains on sales of equity securities	48.0	42.9	(5.0)
27	Losses on sales of equity securities	(53.4)	(14.1)	39.3
28	Losses on write down of equity securities	(3.6)	(33.5)	(29.8)
29	Other	(34.9)	(6.1)	28.8
30	Ordinary profit	273.4	310.3	36.8

(in billions of yen)

		Six months ended September 30, 2003 (A)	Six months ended September 30, 2004 (B)	(B) - (A)
31	Net special gains	234.9	17.5	(217.3)
32	Gains on loans charged-off	15.3	12.3	(2.9)
33	Reversal of allowance for loan losses	163.5	11.3	(152.2)
34	Impairment losses	-	(3.9)	(3.9)
35	Refund of enterprise taxes by the Tokyo Metropolitan Government	41.9	-	(41.9)
36	Gains on transfer of the substitutional portion of future pension obligations	26.5	-	(26.5)
37	Income before income taxes and others	508.3	327.8	(180.4)
38	Income taxes-current	25.5	39.6	14.1
39	Income taxes-deferred	159.5	95.6	(63.8)
40	Minority interest	21.4	20.9	(0.5)
41	Net income	301.8	171.6	(130.1)
42	Total credit costs (4+19+33)	63.2	(56.3)	(119.6)

39

Financial Highlights (B/S)

MTFG

(in billions of yen except percentages)

		As of March 31, 2004 (A)	As of September 30, 2004 (B)	(B) - (A)
1	Loans and bills discounted	46,590.1	47,420.9	830.8
2	Domestic loans (except for loans from The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation to MTFG)	30,844.5	31,091.4	246.8
3	Overseas branches	4,427.9	4,526.9	98.9
4	Overseas subsidiaries (UNBC and BTMT)	2,947.9	3,171.0	223.0
5	Domestic housing loans	7,655.4	7,894.4	238.9
6	Domestic other consumer loans	461.8	435.9	(25.8)
		FY03 1H	FY04 1H	
7	Book value of loans sold during the six months ended September 30, 2003 and 2004 (total of the two Banks)	(77.2)	(29.7)	47.5
8	Sold to the Resolution and Collection Corporation ("RCC")	(38.2)	(1.8)	36.3
9	[Sold to the RCC before charge-offs]	[(63.3)]	[(4.9)]	[58.3]
10	Other loans sold	(39.0)	(27.8)	11.2
11	Charge-offs during the six months ended September 30, 2003 and 2004 (total of the two Banks)	(39.1)	(18.2)	20.9
12	Investment securities	28,329.5	33,690.3	5,360.8
13	Domestic equity securities	3,761.2	4,361.1	599.9
14	Japanese Government Bonds (total of the two Banks *)	14,984.5	19,936.2	4,951.6
15	Foreign bonds (total of the two Banks *)	5,744.3	5,280.0	(464.3)
		FY03 1H	FY04 1H	
16	Book value of investment securities sold during the six months ended September 30, 2003 and 2004 (total of the two Banks)	(493.8)	(225.4)	268.4
17	Transferred to an exchange-traded fund	(81.5)	-	81.5
18	Sold in the market or by other means	(412.2)	(225.4)	186.8
19	Write-down during the six months ended September 30, 2003 and 2004 (total of the two Banks)	(6.7)	(33.4)	(26.7)
20	Total assets	106,615.4	113,408.4	6,792.9

(in billions of yen except percentages)

		As of March 31, 2004 (A)	As of September 30, 2004 (B)	(B) - (A)
21	Deposits	66,097.5	67,082.4	984.8
22	Total of the two Banks	62,664.1	62,817.3	153.2
23	Individuals	33,402.3	33,801.7	399.3
24	Corporations and others	20,575.1	20,396.4	(178.6)
25	Overseas branches	7,852.1	7,832.0	(20.1)
26	Total liabilities	101,969.8	108,739.8	6,769.9
27	Total shareholders' equity	4,295.2	4,306.4	11.1
28	Capital stock	1,258.0	1,258.0	-
29	Capital surplus	931.3	931.1	(0.1)
30	Retained earnings	1,506.5	1,659.4	152.8
31	Unrealized gains on securities available for sale	560.3	422.9	(137.3)
32	Less treasury stock	(3.6)	(3.4)	0.1
33	BIS risk-adjusted capital ratio	12.95 %	10.92 %	(2.02%)
34	Tier I ratio	7.14 %	7.39 %	0.24 %
35	Tier I capital	3,859.4	4,025.9	166.4
36	Risk-adjusted assets	53,996.7	54,457.1	460.3
37	USD/JPY	105.69	111.05	5.36

40

Disclosed Claims Subject to FRL

Disclosed Claims Subject to FRL(Financial Revitalization Law)

[Banking

and trust accounts : sum of the 2 banks (Non-consolidated)] [Yen Bn]

Sept. 30, 2003 (A) Mar. 31, 2004 (B) Sept. 30, 2004 (C) (C)-(A) (C)-(B)

1 Claims to bankrupt and substantially bankrupt debtors 182.3 140.4 107.8 (74.4) (32.5)

2 Claims under high risk 745.7 541.3 1,168.0 422.2 626.7

3 Claims under close observation 929.2 737.3 356.6 (572.6) (380.7)

4 Total 1,857.2 1,419.0 1,632.5 (224.7) 213.4

5 Normal claims 46,424.7 46,887.4 48,097.8 1,673.1 1,210.4

Flow Analysis [Banking and Trust Accounts : Sum of the 2 banks (Non-consolidated)]

(1) Mar.31,2004-Sep.30,2004 [Yen Bn]

Mar. 31, 2004 (A) Inflow (B) Outflow* (C) Sep. 30, 2004 (A)+(B)-(C) (B)-(C)

6 Claims to bankrupt and substantially bankrupt debtors 140.4 5.0 (37.6) 107.8 (32.5)

7 Claims under high risk 541.3 856.7 (230.0) 1,168.0 626.7

8 Total 681.7 861.8 (267.6) 1,275.9 594.1

*Outflow includes disposition, sales to market, write-off, collection of claims, improvement of financial position of borrowers.

(2) Sep.30,2003-Mar.31,2004 [Yen Bn]

Sep. 30, 2003 Inflow Outflow* Mar. 31, 2004

(A) (B) (C) (A)+(B)-(C) (B)-(C)

9 Claims to bankrupt and substantially bankrupt debtors 182.3 14.7 (56.5) 140.4 (41.8)

10 Claims under high risk 745.7 120.0 (324.4) 541.3 (204.4)

11 Total 928.0 134.7 (381.0) 681.7 (246.3)

*Outflow includes disposition, sales to market, write-off, collection of claims, improvement of financial position of borrowers.

1 Improvement through restructuring 9%

2 Improvement 35%

3 Collection etc. 34%

4 Corporate liquidation 1%

5 Corporate restructuring 3%

6 Loan sales 11%

7 Write-off 7%

1 Improvement through restructuring 2 Improvement

3 Collection etc. 4 Corporate liquidation

5 Corporate restructuring 6 Loan sales

7 Write-off

(Yen bn)

Amount %

1 Improvement through restructuring 23.7 9%

2 Improvement 93.6 35%

3 Collection etc. 92.2 34%

Sub total 209.7 78%

4 Corporate liquidation 2.1 1%

5 Corporate restructuring 7.3 3%

6 Loan sales 29.9 11%

7 Write-off 18.5 7%

Total 267.6 100%

Reserves/Reserve Ratio

MTFG

Reserve Ratio on Disclosed Claims subject to FRL (Sept. 30, 2004)

[Banking and Trust Accounts : sum of the 2 banks (Non-consolidated)] [Yen Bn,%]

	Category	Claims	Collateral & Guarantees	Unsecured portion (A)	Reserve (B)	Reserve ratio (B)/(A)	Change from Mar.31 2004
1	Claims to bankrupt and substantially bankrupt debtors	107.8	95.9	11.9	11.9	**100.0%**	0.0%
2	Claims under high risk	1,168.0	441.1	726.8	376.0	**51.7%**	(13.2%)
3	Claims under close observation	356.6	204.3	152.2	43.9	**28.8%**	(0.3%)
4	Total	1,632.5	741.4	891.0	431.9	**48.4%**	5.5%
5	(Change from Mar.31 2004)	213.4	68.1	145.3	111.5	-	-

6	Normal claims	48,097.8

Change of Reserve Ratio on Self-Assessment of Assets

[Banking Account : sum of the 2 banks (Non-consolidated)]

		Sep. 30, 2003 (A)	Mar. 31, 2004 (B)	**Sep. 30, 2004 (C)**	Change (C-A)	Change (C-B)
7	Normal	0.17%	0.14%	**0.12%**	(0.04%)	(0.02%)
8	Close watch	8.74%	9.41%	**6.13%**	(2.61%)	(3.28%)
9	excluding secured assets	15.38%	15.80%	**13.00%**	(2.37%)	(2.79%)
10	Close watch*	4.00%	4.81%	**4.45%**	0.44%	(0.36%)
11	(excluding secured assets)	7.39%	8.73%	**9.24%**	1.85%	0.50%
12	Internal rating 10	2.49%	2.24%	**2.16%**	(0.32%)	(0.07%)
13	Internal rating 11	7.45%	10.88%	**9.89%**	2.44%	(0.99%)
14	Borrowers with credit under close observation	20.23%	21.10%	**13.73%**	(6.49%)	(7.36%)
15	(excluding secured assets)	32.02%	29.76%	**32.31%**	0.28%	2.54%
16	Likely to become bankrupt (excluding secured assets)	72.42%	65.23%	**51.76%**	(20.66%)	(13.46%)

* Close Watch is classified into two ratings based on the credit profile of borrowers

Note : Above figures excluding certain mortgage and consumer loans

42

Status of Deferred Tax Assets

MTFG

○Tax effects of the items comprising net defferd tax assets

(Sum of the 2 banks) (Yen bn)

		End Sep.04	VS End Mar.04
1	**Deferred tax assets**	1,020.5	(96.6)
2	Allowance for loan losses	356.4	2.5
3	Write down of investment securities	104.1	4.5
4	Net operating loss carryforwards	561.4	(101.3)
5	Reserve for employees' retirement	39.4	3.5
6	Securities available for sale	-	-
7	Other	53.4	(1.9)
8	Valuation allowance	94.4	4.0
9	**Deferred tax liabilities**	308.8	(95.4)
10	Gains on placing trust for retirement benefits	7.3	-
11	Securities available for sale	295.6	(91.7)
12	Other	5.8	(3.6)
13	**Net defferd tax assets**	711.7	(1.2)

(Consolidated)

14	**Net defferd tax assets**	653.9	(1.5)

○Net business profits before credit costs and taxable income(FY04 H1)

(Sum of the 2 banks) (Yen bn)

		FY04 H1
15	Net business profits before credit costs	320.6
16	Credit related costs	50.1
17	Income before income taxes	240.6
18	Reconciliation to taxable income	3.1
19	Taxable income	243.8

○Net business profits before credit costs and taxable income(past five fiscal years)

(Sum of the 2 banks) (Yen bn)

		FY1999	FY00	FY01	FY02	FY03
20	Net business profits before credit costs	578.6	552.0	619.5	689.9	654.8
21	Credit related costs	652.4	730.5	666.3	485.9	▲ 105.7
22	Income before income taxes	409.4	(199.0)	(359.3)	(485.2)	719.0
23	Reconciliation to taxable income	(76.3)	304.4	142.0	(1,021.4)	(443.9)
24	Taxable income	333.1	105.3	(217.2)	(1,506.7)	275.0

43

( Reference)Achievement of retail business

Loans extended to individuals

(Executed amount)

(¥ tn)

1.2

1.0

0.8

0.6

0.4

0.2

0.0

FY02H1 FY02H2 FY03H1 FY03H2 FY04H1

Residential Mortgage Loan

Yen deposits of individuals

(Outstanding amount)*

(¥ tn)

36

34

32

30

28

26

FY02H1 FY02H2 FY03H1 FYO3H2 FY04H1

Equity mutual funds sales amount

(¥ tn)

0.5

0.4

0.3

0.2

0.1

0.0

FY02H1 FY02H2 FY03H1 FY03H2 FY04H1

Foreign currency deposits of individuals

(Outstanding amount) *

( ¥ tn/@120)

1.0

0.8

0.6

0.4

FY02H1 FY02H2 FY03H1 FY03H2 FY04H1

Individual pension insurance sales amount

(¥ bn)

300

200

100

0

FY02H1 FY02H2 FY03H1 FY03H2 FY04H1

Testamentary trust custody asset amount

(¥ tn)

3.5

2.5

1.5

FY02H1 FY02H2 FY03H1 FY03H2 FY04H1

* Yen deposits of individuals and foreign currency deposits of individuals are the figures managed by retail integrated business group.

The figures are the sum of BTM, MTB and Mitsubishi Securities

(Reference) Achievement of corporate business

Number of new SME customers

(No.)

5,000

4,000

3,000

2,000

1,000

0

FY03H 1 FY03H 2 FY04H 1

Arrangement of Syndicated loans in Japan

(¥ tn)

2.0

1.5

1.0

0.5

0.0

FY02H1 FY02H2 FY03H1 FY03H2 FY04H1

(No.)

250

200

150

100

50

0

Arrangement of Syndicated loans overseas* for FY04H1

(US$ bn)

25

20

15

10

5

0

M TFG

M izuho

SM FG

UFJ

250

200

150

100

50

* Quote : IFR (Book runner basis)

Amount

No.

Trade handling amount & FX customs clearance share

(US$ bn)

150

100

50

0

(%)

30

28

26

24

22

20

FY02H 1

FY02H 2

FY03H 1

FY03H 2

FYO4H 1

Stock transfer agency Number of shareholders

(No.)

6,500

6,000

5,500

5,000

FY02H1 FY02H2 FY03H1 FY03H2 FY04H1

Balance of Securitization of Receivables

(¥ tn)

5

4

3

2

1

0

03/09

03/03

02/09

04/03

04/09

Others

Residential Mortgage Loan Claim

(Reference)Achievement of trust asset business

Pension Trusts Specified money trusts for Pension Privately placed mutual funds (Asset administration) Defined contribution pension (Asset administration)

MTB 21% MTB 32% MTB 28% MTB 25%

Other trust banks 79% Other trust banks 68% Other trust banks 72% Other trust banks 75%

(The figures are on an estimated basis)

*1) The figures for Master Trust Bank of Japan are included.

Mutual funds under management

M itsubishi Trust Asset Management

(¥ tn) Tokyo Mitsubishi Asset Management

1.8

1.6

1.4

1.2

1.0

0.8

0.6

0.4

0.2

0.0

End Mar.03 End Sept.03 End Mar.04 End Sept.04

Corporate pension outstanding*

Pension Trusts

Specified Money Trusts for Pension

(¥ tn)

16

14

12

10

8

6

4

2

0

End Mar.03 End Sept.03 End Mar. 04 End Sept. 04

* The figures for Master Trust bank of Japan are included

Asset under administration

Overseas Domestic Asset Administration Domestic Overseas Asset Admnistration DomesticAsset Admnistration

(¥ tn)

120

100

80

60

40

20

0

End Mar03 End Sept03 End Mar.04 End Sept04

*The figures for Master Trust Bank of Japan are included.

For U.S. Investors . .

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration, and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:

Mr. Hirotsugu Hayashi

26F Marunouchi Bldg., 4-1

Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326 Japan

81-3-3240-9059

Hirotsugu_Hayashi@mtfg.co.jp

UFJ CONTACT

Mr.Shiro Ikushima

1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114

Japan

81-3-3212-5458

shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.